

YUKON
ALASKA
N
BRITISH
COLUMBIA
ALBERTA
Stewart
Fort
St.John
Dawson
Creek
Terrace
Prince
Rupert
Smithers
Kitimat
Houston
Prince
George
QUEEN
CHARLOTTE
ISLANDS
PROPERTY
LOCATION
Quesnel
Williams
Lake
PACIFIC
OCEAN
Golden
Revelstoke
Kamloops
Vernon
Nakusp
Merritt
Cranbrook
Kelowna
VANCOUVER
ISLAND
VANCOUVER
Hope
Princeton
VICTORIA
UNITED STATES
Kilometres
0 50 100

ZANDARIA VENTURES LIMITED	
CHIP CLAIMS	
LOCATION MAP	
DRAWN BY:	DATE: JUNE, 2005
SCALE: AS SHOWN	FIGURE NO. 1

005-ZVL-CHIP-01.cdr